Exhibit 99.1

English Summary of Secondhand Housing Purchase & Sale Contract of Beijing Municipality

Seller: Beijing Dejingxin Trading Co., Ltd.

[Legal Representative]: Wang Miao   Nationality: China

Mailing address: Room 2802, Block C, Jiarun Garden, Nankou, South Guangshun Street, Wangjing, Beijing

Postal code: 100102

Buyer: Shanghai Huaqianshu Information Technology Co., Ltd. Beijing Branch Company

[Legal Representative]: Gong Haiyan    Nationality: China

Mailing address: Room 1005, Changxin Building, No.39 Anding Road, Chaoyang District, Beijing

Postal code: 100029   Tel.: 61136600

In accordance with the “Contract Law of the People’s Republic of China”, “Law of the People’s Republic of China on Administration of Urban Real Estate”, “Beijing Regulations on Administration of Transfer of Urban Real Estate” and other related laws and regulations, the Seller and the Buyer, on the basis of equality, free will and fairness and through negotiations, hereby agree below with respect to the purchase and sale of the secondhand houses as defined below:

Article 1 Basic Information on the Houses

(1) The houses sold by the Seller (hereafter the “Houses”) are part of building and are located at No.35 Anding Road, Chaoyang. The Houses are at 14th and 15th floors and have a total construction area of 3266.25 square meters.

(2) The planned design of the Houses is for office purpose.

Article 2 Ownership of the Houses

(I) The numbers of the ownership certificates of the Houses are: ChaoZi No.1008151 and ChaoZi No.1026933 (refer to Appendix 1); the number of the co-ownership certificate is: n/a. Issuing authority is Beijing Chaoyang District Housing Administration Bureau.

(II) Land use

The state-owned use right used by the Houses has been obtained by means of [grant]

[allocation] [  ]. The number of land use right certificate is n/a. Issuing authority is n/a.

(III) The nature of the Houses is as set forth in Paragraph 1 below:

1. Commercial housing;

2. Purchased public housing (in the case of the purchased public housing of the entities stationed in Beijing by the Central Government, the number of the Registration Form of Sale of the Purchased Public Housing of the Entities Stationed in Beijing by the Central Government:           );

3. Affordable housing for sale to the public;

4. Housing administered as affordable housing (housing for return of residents after renovation of dilapidated housing, low-income housing, comfortable housing, housing for return of farmers in greening isolated areas);

5. Other housing.

(IV) The mortgage of the Houses is as set forth in Paragraph 1 below:

1. The Houses are not mortgaged;

2. The Houses have been mortgaged. The mortgagee is:                         ; date of mortgage registration is         ; number of encumbrance certificate is                   .

If the Houses have been mortgaged, the Seller shall complete the mortgage cancellation formalities before                 .

(V) The lease of the Houses is as set forth in Paragraph 2 below:

1. The Seller has not leased the Houses.

2. The Seller has leased the Houses and the tenants have waived the right of first refusal and signed the relevant agreements.

Article 3 The Seller and the Buyer have themselves entered into the transaction. (The transaction is not matched through any real estate brokering agency and no intermediary service fee is paid.)

Article 4 Transaction Price and Methods of Payment and Fund Transfer

(I) It is agreed by the Buyer and the Seller that the transaction price of the Houses is RMB 74,240,000.00 (in figures) or RMB seventy-four million two hundred and forty thousand (in words), among which the proprietary transaction settlement fund is RMB 74,240,000.00 (in figures) or RMB seventy-four million two hundred and forty thousand (in words).

(II) The Buyer makes the payment by the means as set forth in Sub-paragraph 2.

1. independent closing, pursuant to the Statement on Independent Transfer of the Transaction Settlement Fund for Secondhand Housing between the Buyer and the Seller.

2. transfer of proprietary fund through the proprietary transaction fund supervision account for secondhand housing in Chaoyang District, pursuant to the Transfer Agreement on the Proprietary Transaction Fund for Secondhand Housing.

The Buyer shall deposit the price of the Houses, i.e. RMB 74,240,000.00 (in figures) or RMB seventy-four million two hundred and forty thousand (in words), into the proprietary transaction fund supervision account for secondhand housing in Chaoyang District. After the Buyer obtains the Housing Ownership Certificate of the Houses, the secondhand housing transaction platform will transfer the fund in the proprietary transaction fund supervision account for secondhand housing in Chaoyang District in lump sum to the Seller’s receiving account as agreed by the Buyer and the Seller in the Transfer Agreement on the Proprietary Transaction Fund for Secondhand Housing.

(III) Specific payment provisions:

1. On the signing date of this Contract, the Buyer shall pay the contract down payment, i.e. RMB 1,000,000.00 (in figures) or RMB one million (in words), by check, to the Seller. An online contract shall be signed within 3 working days after the contract down payment is received. Within 7 days following the signing of online contract, the Buyer shall deposit the remaining portion of the transaction price of the Houses, i.e. 73,240,000.00 (in figures) or RMB seventy-three million two hundred and forty thousand (in words), into the proprietary transaction fund supervision account for secondhand housing in Chaoyang District. On the next day after such depositing by the Buyer, the Seller shall deposit the received down payment into the proprietary transaction fund supervision account for secondhand housing in Chaoyang District. The Seller shall guarantee to complete the ownership transfer registration formalities of the Houses and transfer the property right of the Houses to the Buyer within 90 working days after the transaction price of the Houses is deposited into the proprietary transaction fund supervision account for secondhand housing in Chaoyang District and it is confirmed that the transaction price is received by such account.

2. On the day of the transfer of the ownership of the Houses, the Buyer shall unconditionally assist the Seller in completing the formalities concerning the discharge of such supervision account and warrant that the Seller can make normal use of the fund in such supervision account.

3. Following the transfer of the ownership of the Houses, if the housing lease contract (refer to Appendix 2) already signed by the Seller does not expire, the rent for the period commencing on the next day following the transfer of the ownership of the Houses and ending on the day when the tenant moves out of the Houses shall be owned by the Buyer. If the Seller has been prepaid the rent of the Houses, then, the Seller shall, within three days from the transfer of the ownership of the Houses, pay such prepaid rent to the Buyer in lump sum and at the same time, the Buyer shall provide an invoice covering the amount of such rent. In case of any delay, the Seller shall also pay to the Buyer a penalty of RMB 1,000 per delayed day until such rent is paid up.

4. The down payment made by the Buyer in Paragraph 1 of this Article is used as the guarantee for the performance by the Buyer of this Contract. Where the Buyer breaches this Contract, the Buyer has no right to demand the refund of the down payment. Where the Seller breaches this Contract, the Seller shall refund twice the down payment. The other default clauses of this Contract shall also apply to the down payment as agreed hereunder.

Article 5 Undertakings on the Property Right and Specific Conditions of the Houses

The Seller shall guarantee that the Houses are free and clear of any property right dispute and if the property right registration formalities cannot be completed on time or any claim and debt dispute occurs in respect of the Houses for any cause not attributable to the Buyer, the Seller shall bear the defaulting liability pursuant to the provisions of Paragraph (II) of Article 10 hereof.

The Seller shall guarantee that it has made a true statement of the ownership conditions, ancillary facilities and equipment, decorations and relevant relationships of the Houses and the Buyer has a full understanding of the specific conditions of the Houses sold by the Seller and is willing to buy the Houses.

The property management fee, heating, water, electricity, cable TV, telecommunications and broadband fees prior to the transfer of the possession of the Houses (i.e. before the Houses are actually delivered to the Buyer) shall be borne by the Seller and such fees after the transfer of the possession of the Houses (including the day of such transfer) shall be borne by the Buyer.

Prior to the transfer of the ownership of the Houses, the Seller has paid the relevant taxes and fees like real estate tax and urban land use tax according to regulations. Related payment vouchers are given in Appendix 3.

Article 6 Delivery of the Houses

The Seller shall deliver the Houses to the Buyer at the following time: deliver all the Houses before March 10, 2013. The expiry dates of the lease contracts between the Seller and relevant tenants of the Houses are as follows: December 31, 2012 for rooms 1404-1405, 1407-1408, 1504-1505 and 1508-1509; January 6, 2013 for room 1406; February 28, 2013 for rooms 1501-1503 and 1507. Upon expiry of the lease contracts between the Seller and relevant tenants of the Houses, the Seller shall assist the Buyer in terminating the lease contracts with the relevant tenants of the Houses and deliver the Houses. The Houses will be delivered on AS IS basis and subject to the formalities in Paragraphs 1, 2 and 3:

1. The Seller and the Buyer jointly verify the lists of the ancillary facilities and equipment, decorations and relevant articles of the Houses and record the readings of water, electricity and gas meters;

2. The Seller and the Buyer affix their signatures on the lists of the ancillary facilities and equipment, decorations and relevant articles of the Houses;

3. The Seller delivers the keys of the Houses to the Buyer.

Article 7 Defaulting Liability

(I) Where the Seller fails to deliver the Houses to the Buyer according to the term and conditions as specified in Article 6 (unless force majeure occurs), Sub-paragraph (1) in Paragraph 1 below shall apply.

1. Liability is subject to the period of delay (the liabilities in Sub-paragraphs (1) and (2) are not cumulative).

(1) If the delay is less than 7 days, the Seller shall pay to the Buyer a penalty of 0.05% of the total contract price per delayed day from the next day following expiry of the delivery term agreed in Article 6 to the day of actual delivery and such penalty shall be paid to the Buyer within 7 days after the day of actual delivery of the Houses. Then, this Contract continues to be performed;

2) If the delay continues for more than 7 days (this day shall be the same as the day in Sub-paragraph (1) above), the Buyer has the right to return the Houses. In case of such return by the Buyer, the Seller shall refund all the payments already made by the Buyer within 7 days from receiving the notice of return and pay to the Buyer a penalty of 10% of the total contract price.

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(II) Liability for Delayed Payment

Where the Buyer fails to make payments as agreed herein, Sub-paragraph (1) in Paragraph 1 below shall apply.

1. Liability is subject to the period of delay (the liabilities in Sub-paragraphs (1) and (2) are not cumulative).

(1) If the delay is less than 7 days, the Buyer shall pay to the Seller a penalty of 0.05% of the total contract price per delayed day from the next day following expiry of agreed payment term to the day of actual payment and such penalty shall be paid to the Seller within 7 days after the day of actual payment. Then, this Contract continues to be performed;

(2) If the delay continues for more than 7 days (this day shall be the same as the day in Sub-paragraph (1) above), the Seller is entitled to terminate this Contract. In case of such termination by the Seller, the Buyer shall pay to the Seller a penalty of 10% of the cumulative overdue payment within 7 days after receipt of notice of termination and the Seller shall refund all the payments already made by the Buyer.

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Article 8 If the Seller sells the Houses to a third person and as a result thereof, the

Buyer cannot obtain the Housing Ownership Certificate, such act of “dual sale of one house” by the Seller shall be deemed as a fundamental breach of this Contract and the Buyer has the right to return the Houses. The Seller shall refund all the payments already made by the Buyer within 7 days from receiving the notice of return and pay to the Buyer all the interest accrued thereupon for the period commencing on the paying day and ending on the day of refund of all payments at the interest rate of demand deposit for the same period published by the People’s Bank of China., plus a penalty of 10% of the total contract price of the Houses.

Article 9 Taxes and Fees

During the performance of this Contract, both parties shall pay their respective taxes and charges in accordance with the related regulations of the state and Beijing Municipality. Where the transaction cannot proceed as a result of the failure on the part of either party to do so, such party shall pay to the other party a penalty of 10% of the total contract price.

Article 10 Registration of Ownership Transfer

(I) The Seller guarantees to complete the ownership transfer registration formalities of the Houses and transfer the property right of the Houses to the Buyer within 90 working days after the transaction price of the Houses is deposited into the proprietary transaction fund supervision account for secondhand housing in Chaoyang District and it is confirmed that the transaction price is received by such account.

(II) Where the Buyer does not obtain the Housing Ownership Certificate within the agreed period, both parties agree to proceed as follows, i.e. the Buyer has the right to choose the means in Paragraph 1 or 2 below to pursue the Seller for its defaulting liability:

1. The Buyer has the right to return the Houses. The Buyer has the right to, at any time, make its request to return the Houses. The Seller shall refund all the payments already made by the Buyer within 7 days from receiving the notice of return and pay to the Buyer all the interest accrued thereupon for the period commencing on the paying day and ending on the day of refund of all payments at the interest rate of demand deposit for the same period published by the People’s Bank of China., plus a penalty of 10% of the total contract price.

2. If the Buyer does not return the Houses, the Seller shall pay to the Buyer a penalty of 0.05% of the total contract price per delayed day from the next day following expiry of the term during which the Buyer shall obtain the Housing Ownership Certificate to the day when the Buyer obtains the Housing Ownership Certificate and such penalty shall be paid to the Buyer within 7 days after the Buyer obtains the Housing Ownership Certificate.

Article 11 Force Majeure

Should either party be prevented from performing this Contract owing to force majeure, such party shall be exempt from the responsibility, in whole or in part,

depending on the effect of force majeure, but the prevented party shall without undue delay notify the other party and within 30 days after the end of force majeure, provide the proof hereof to the other party.

The risk liability for the Houses resulting from force majeure shall pass to the Buyer as from the date of the transfer of possession of the Houses.

Article 12 Dispute Resolution

Any dispute arising under this Contract shall be resolved by both parties through negotiations. In case efforts to negotiate have failed, either party shall have the right to file a lawsuit for dispute resolution before the people’s court in the place where the Houses are located.

Article 13 This Contract shall become effective as of the date when it is signed (sealed) by both parties. Both parties may enter into a written supplemental agreement for changes or supplements with respect to the contents that are not specified, unclear or not applicable herein according to the specific situation. The termination of this Contract shall be in writing. The appendixes and supplemental agreement hereto shall have the same legal effect as this Contract.

Article 14 This Contract (excluding appendixes hereto) has 7 pages and is executed in triplicate, with each of the Seller and the Buyer retaining one copy. All the copies shall have the same legal effect.

When both parties handle transfer registration, they shall submit one copy of the master contract to the ownership registration authority of the Houses, along with the agreed contents (if any).

Seller (signature & seal): Beijing Dejingxin Trading Co., Ltd.	Buyer (signature & seal): Shanghai Huaqianshu Information Technology Co., Ltd. Beijing Branch Company

Legal representative:	Legal representative:

Authorized agent (signature & seal):	Authorized agent (signature & seal):

Signing date: November 26, 2012	Signing date: November 26, 2012

Signing place: Beijing	Signing place: Beijing